Exhibit 99.1

Nova Minerals CEO to Present at the Emerging Growth Conference

Melbourne, Australia, March 20, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide an opportunity for its shareholders, investors, and the broader market to attend a live webinar hosted by the Emerging Growth Conference as detailed below.

This interactive online event will feature Nova’s Chief Executive Officer Christopher Gerteisen, who will share the latest developments from the Company’s Estelle Gold and Critical Minerals Project in Alaska, one of North America’s largest undeveloped gold assets with a multi-million-ounce resource and significant growth potential. The presentation will also provide an update on Nova’s strategy to advance its antimony assets, fast-tracking production to establish the United States’ first fully domestic, integrated antimony supply chain based in Alaska.

At the conclusion of the presentation there will be an opportunity for attendees to ask questions.

If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available on the Company’s website, EmergingGrowth.com, and on the Emerging Growth YouTube Channel, http://www.YouTube.com/EmergingGrowthConference.

Emerging Growth Conference Webinar

Time:	1.45pm US EST Wednesday 1 April 2026
4.45am Australian EDT Thursday 2 April 2026

Registration:	To register for the free webinar, please visit:

https://goto.webcasts.com/starthere.jsp?ei=1748971&tp_key=add80b0ab6&sti=nva

Questions:	Questions may be submitted in advance to Questions@EmergingGrowth.com or asked online during the live event.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196